

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2019

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

> **Re: Riot Blockchain, Inc.**
> **Current Report on Form 8-K filed October 4, 2017**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2017**
> **Form 10-Q/A for the Quarter Ended September 30, 2018**
> **Supplemental Response dated January 29, 2019**

Dear Mr. Chang:

We have reviewed your January 29, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2018 letter.

Amendment No. 1 to Form 10-Q

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Development of a U.S.-Based Digital Currency Exchange
Agreements with Third Party Vendors, page 9

1.   We acknowledge your revised disclosures and response to prior comment 3. Please expand your description of the SynapseFi agreement to disclose that this agreement will provide you with the ability to identify and track the location of RiotX users, as you have explained in your response.

General

2.   Your amended filing includes only select disclosures under Items 1, 1A, 2, and 6. This is

inconsistent with Exchange Act Rule 12b-15, which provides that amendments must set forth the complete text of each item as amended. Accordingly, please amend your filing to provide the complete text of each item as amended.

 You may contact Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: William Jackman